United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 5, 2009
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 5, 2009, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2009 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired:
      Not applicable.

(b)   Pro forma financial information:
      Not applicable.

(c)   Shell company transactions:
      Not applicable.

(d)   Exhibits:
      Exhibit 99.1: Press release of MGE Energy, Inc., issued on November 5, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

Date: November 5, 2009

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 5, 2009

Exhibit 99.1: Press release of MGE Energy, Inc., issued on November 5, 2009.

EXHIBIT 99.1

News

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 5, 2009—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended September 30, 2009, of $12.7 million or 55 cents per share, compared to $17.3 million or 78 cents per share for the same period in the prior year.

Earnings for the three months ended September 30, 2008, benefited from gains on certain local economic development investments. As a result, MGE Energy recognized a one-time $2.8 million pretax gain for the three months ended September 30, 2008.

Earnings from the electric utility decreased $2.7 million for the quarter ending September 30, 2009, compared to the third quarter of 2008. The decrease is primarily driven by lower retail electric sales of 8.2% during the quarter as a result of cooler weather. Cooling degree days (a measure for determining the impact of weather during the cooling season) were 47% lower for the period compared to last year and 50% lower than normal. In Madison, the weather in July was the coldest on record. Electric revenues for the period declined $7.4 million compared to the prior year.

For the three months ended September 30, 2009, a 5% reduction in overall operations and maintenance expense helped offset the decrease in electric revenues, when compared to the prior period. Lower administrative and general costs were contributors to the reduced expenses for the quarter ended September 30, 2009. Also, customers benefited from lower fuel costs during the third quarter which contributed to reduced costs for customers of over $16 million compared to the same period last year.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 137,000 customers in Dane County, Wis., and purchases and distributes natural gas to 141,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2009	2008
Three Months Ended September 30		
Operating revenue	$109,297	$125,807
Operating income	$21,109	$25,251
Net income	$12,722	$17,310
Earnings per share (basic and diluted)	$0.55	$0.78
Weighted average shares outstanding (basic and diluted)	23,114	22,230
Nine Months Ended September 30		
Operating revenue	$397,997	$440,540
Operating income	$62,119	$67,801
Net income	$37,567	$41,704
Earnings per share (basic and diluted)	$1.63	$1.89
Weighted average shares outstanding (basic and diluted)	23,055	22,109

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
skraus@mge.com